Fearless Films, Inc. announces acquisition of The Great Chameleon

Press Release| 01/06/2020

Fearless Films, Inc. announces acquisition of The Great Chameleon

PR Newswire
TORONTO, Jan. 6, 2020

TORONTO, Jan. 6, 2020 /PRNewswire/ -- Fearless Films, Inc. (OTCQB: FERL) (The Company) announces that it has agreed to terms with company founder Victor Altomare to acquire full interest in the *The Great Chameleon* film.

The Great Chameleon was produced in 2012, with release in 2013. Featured actors in the film include Stacy Keach (most recently featured in the role of Anielo Dellacroce in the film *Gotti),* Robert Davi, (most recently featured in the role Vito Genovese in *Mob Town),* Victor Altomare (co-writer and co-producer), and Monique Zordan (most recently featured in the lead role of Naomi in *Surviving the Outbreak*).

The film has streaming distribution through Amazon Video (UK). It is also available for rent or purchase on Amazon Video, along with Google Play, iTunes, YouTube, and Microsoft XBox platforms. Imageworks Entertainment International, the agent for the film, recently obtained US distribution via Amazon US.

The final purchase price will determined by an independent third-party valuation firm and will be binding on both parties.

The Company's Business:

Fearless Films, Inc. is an independent full-service production company founded by award-winning actor, producer Victor Altomare. Along with company favorite, award-winning writer, director Goran Kalezic, Fearless produces top quality entertainment with an edge. The service scope specializes in short film and feature film production in addition to script writing, copywriting, fulfillment and distribution. Since its inception, Fearless Films has been on the map as a top independent producer winning accolades at most major film festivals and is known to have a keen eye for emerging talent. Visit us at: www.fearlessent.com

The Company trades on the OTCQB tier of the OTC market. Investors can find Real-time quotes and market Information for the Company on: http://www.otcmarkets.com/

Forward-Looking Statements

Certain statements contained in the press release above are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company's current plans, intentions, beliefs and expectations and statements of future economic performance. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from what is currently anticipated. The Company cannot guarantee its future results, levels of activity, performance or achievements. The Company disclaims any obligation or intention to update any forward-looking statement.

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SOURCE Fearless Films, Inc.

